126

04035829

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dentsu Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

FILE NO. 82- 5241 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/28/04

dentsu
DENTSU INC. CORPORATE COMMUNICATIONS DIVISION
1-8-1, Higashi-shimbashi
Minato-ku, Tokyo 105-7001, Japan
http://www.dentsu.com

RECEIVED
2004 JUL 26 A 10: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE

ARIS 3-31-04

FOR IMMEDIATE RELEASE
May 17, 2004

Dentsu Reports Financial Results for Fiscal Year Ended March 31, 2004

— Billings (Net Sales) of 1,749.1 Billion Yen, Ordinary Income of 47.1 Billion Yen and Net Income of 30.8 Billion Yen —

Dentsu Inc. (President: Tateo Mataki; Head Office: Tokyo; Capital: 58,967.1 million yen) held a meeting of the Board of Directors on May 17 at its Tokyo Head Office to close the accounts (consolidated and non-consolidated) for its fiscal 03/04 term (ended March 31, 2004).

The Japanese economy moved toward recovery in fiscal 03/04 as stock prices rose, and prospects for the Asian and U.S. economies brightened. The gross domestic product has also been forecast to post a gain in nominal growth rate of 0.1% from the previous year (government estimate as of January 19, 2004), which would mark its first rise in three years.

In the advertising industry, advertising expenditures in the four major media were up sharply in several industry categories such as Home Electric Appliances/AV Equipment, boosted by strong demand for digital home electric appliances, and Information/ Communications, which benefited from the brisk expansion of broadband-related services. Nevertheless, Dentsu estimates that gross advertising expenditures in Japan for the 2003 calendar year totaled 5,684.1 billion yen, representing a slight decline of 0.3% from the previous year. This was the third consecutive year of decline.

In this operating environment, the Dentsu Group actively pursued a wide range of marketing and business activities as it continued its efforts to become a "True Communications Partner in Creating New Value" for its clients, the media and consumers. As a result, Dentsu posted consolidated billings of 1,749.1 billion yen, an increase of 3.3%; gross profit of 294.0 billion yen, an increase of 2.9%; operating income of 46.6 billion yen, a 0.7% decline; ordinary income of 47.1 billion yen, an increase of 4.0%; and net income of 30.8 billion yen, an increase of 34.5%.

The gain on return of substitutional portion of employees' pension fund, which amounted to 12.7 billion yen, contributed the overall total for extraordinary income. As a result, net income for the year was the second highest in Dentsu's history, following only that recorded in fiscal year ended March 31, 2001.

Non-consolidated results for Dentsu in fiscal 03/04 included billings of 1,402.5 billion yen, an increase of 2.5% year on year; gross profit of 201.9 billion yen, a 0.5% decline; operating income of 34.9 billion yen, a 13.7% decline; ordinary income of 40.2 billion yen, a

2.9% decline; and net income of 29.9 billion yen, a gain of 29.5%. This year's results for non-consolidated net income represent the highest figure in the Company's history.

Outlook

The Japanese economy is expected to continue to experience a moderate recovery during the coming year, supported primarily by private demand. The Japan Center for Economic Research estimates that the nation's gross advertising expenditures for the 2004/4 to 2005/3 term will increase by 2.8% over the previous year, indicating that spending on advertising is about to enter a new phase of growth (as of March, 2004).

The Dentsu Group will aim to improve its profitability by working actively to further increase its share of the domestic advertising market, by developing new peripheral markets in areas related to advertising, and by expanding its business in new markets and overseas markets.

Accordingly, in its consolidated results for the next fiscal year Dentsu expects to post billings of 1,857.9 billion yen, a gain of 6.2%; ordinary income of 48.0 billion yen, a gain of 2.0%; and net income of 23.5 billion yen, a decline of 23.6%.

On a non-consolidated basis, Dentsu forecasts billings of 1,484.3 billion yen, a 5.8% increase; ordinary income of 40.8 billion yen, an increase of 1.6%; and net income of 22.9 billion yen, a decline of 23.2%.

The consolidated income reported above does not take into account the amortization of goodwill resulting from the acquisition of Publicis Groupe S.A. shares, or Dentsu's share of net income derived from Publicis Groupe S.A., which is an affiliated company under the equity method.

Note: Cautionary statement with respect to forward-looking statements

The forecast for consolidated business results has been compiled based on the analysis of the relevant information available at this point in time, and contains potential risks and uncertainties. Therefore, the Company's actual financial results could differ from the forecast due to changes in various factors.

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
Telephone: (813) 6216-8042
E-mail: t.hotta@dentsu.co.jp

# # # # #

Financial Results for Fiscal Year Ended March 31, 2004 (Consolidated)

April 1, 2003–March 31, 2004

Dentsu Inc.

・**Term Results:** Amounts are indicated with figures below 1 million yen omitted.

(1) Balance-Sheet Summary

Years ended March 31 (Millions of yen; percent)

Item	2004	Consolidated results/ non-consolidated results (times)	2003	Rate of increase (△ indicates decrease)
Assets				
Current assets	601,821	(1.20)	583,104	3.2
Fixed assets	587,272	(1.03)	604,196	△2.8
Total assets	1,189,094	(1.11)	1,187,300	0.2
Liabilities				
Current liabilities	494,418	(1.07)	488,837	1.1
Long-term liabilities	200,035	(1.10)	232,992	△14.1
Total liabilities	694,454	(1.08)	721,829	△3.8
Minority interest	25,018	—	23,376	7.0
Stockholders' equity				
Common stock	58,967	(1.00)	58,967	—
Capital surplus	55,358	(1.00)	55,358	—
Retained earnings	356,109	(1.16)	329,263	8.2
Land revaluation account	6,686	(1.00)	4,004	67.0
Other securities valuation differences	14,622	(1.01)	5,592	161.5
Foreign currency translation adjustments	△6,680	—	303	—
Treasury stock	△15,442	(1.00)	△11,396	35.5
Total stockholders' equity	469,621	(1.10)	442,093	6.2
Total liabilities, minority interest and stockholders' equity	1,189,094	(1.11)	1,187,300	0.2

(2) Income Statement Summary

Years ended March 31 (Millions of yen; percent)

Item	2004	Consolidated results/ non-consolidated results (times)	2003	Rate of increase (△ indicates decrease)
Net sales (billings)	1,749,110	(1.25)	1,692,947	3.3
Gross profit	294,044	(1.46)	285,815	2.9
Operating income	46,687	(1.33)	46,999	△0.7
Other income	4,576	(0.52)	3,500	30.7
Other expense	4,123	(1.15)	5,187	△20.5
Ordinary income	47,140	(1.17)	45,312	4.0
Extraordinary income	19,149	(1.08)	36,946	△48.2
Extraordinary loss	7,526	(1.11)	32,190	△76.6
Income before income taxes and minority interests	58,763	(1.15)	50,068	17.4
Net income	30,881	(1.03)	22,963	34.5

(3) Breakdown of Consolidated Cash Flow Statement Summary

Years ended March 31 (Millions of yen; △ indicates decrease)

Item	2004	2003
Net cash provided by (used in) operating activities	35,829	△3,916
Net cash provided by (used in) investing activities	9,881	△80,122
Net cash provided by (used in) financing activities	△51,508	81,554
Effect of exchange rate changes on cash and cash equivalents	△1,060	△1,170
Net decrease in cash and cash equivalents	△6,857	△3,655
Cash and cash equivalents at beginning of year	68,139	67,690
Net increase in cash and cash equivalents due to change of consolidated subsidiaries	1,102	4,241
Net decrease in cash and cash equivalents due to corporate separation	—	△136
Cash and cash equivalents at end of year	62,384	68,139

Financial Results for Fiscal Year Ended March 31, 2004 (Non-Consolidated)

April 1, 2003–March 31, 2004

Dentsu Inc.

• **Term Results:** Amounts are indicated with figures below 1 million yen omitted.

(1) Balance-Sheet Summary

Years ended March 31 (Millions of yen; percent)

Item	2004	2003	Rate of increase (△ indicates decrease)
Assets			
Current assets	501,299	473,964	5.8
Fixed assets	568,441	581,461	△2.2
Total assets	1,069,741	1,055,426	1.4
Liabilities			
Current liabilities	461,044	447,976	2.9
Long-term liabilities	182,300	214,552	△15.0
Total liabilities	643,344	662,528	△2.9
Stockholders' equity			
Common stock	58,967	58,967	—
Capital surplus	55,358	55,358	—
Retained earnings	306,359	280,505	9.2
Land revaluation account	6,686	4,004	67.0
Other securities valuation differences	14,466	5,457	165.1
Treasury stock	△15,442	△11,396	35.5
Total stockholders' equity	426,396	392,897	8.5
Total liabilities and stockholders' equity	1,069,741	1,055,426	1.4

(2) Income Statement Summary

Years ended March 31 (Millions of yen; percent)

Item	2004	2003	Rate of increase (△ indicates decrease)
Net sales (billings)	1,402,533	1,367,658	2.5
Gross profit	201,941	202,964	△0.5
Operating income	34,975	40,513	△13.7
Other income	8,871	5,288	67.7
Other expense	3,596	4,336	△17.1
Ordinary income	40,249	41,465	△2.9
Extraordinary income	17,676	36,469	△51.5
Extraordinary loss	6,770	33,846	△80.0
Income before income taxes	51,155	44,088	16.0
Net income	29,924	23,116	29.5

# # # # #

(Summary English Translation)

RECEIVED
2004 JUL 26 A 10: 10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 17, 2004

Annual Report Release for the Fiscal Year ended March 31, 2004 (Consolidated)

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp/)
Representative: Tateo Mataki
President & CEO
Attn.: [Kohji] Kobayashi
Senior Manager of
[Public Relations] Department

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo

Telephone number: (03) 6216-8041

Board Meeting Date: May 17, 2004
U.S. Accounting Principles: Not applicable

1. Consolidated Business Results (April 1, 2003 to March 31, 2004)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Net Sales	Operating Income	Ordinary Income
Year ended March 31, 2004	¥1,749,110 million (3.3%)	¥46,687 million (-0.7%)	¥47,140 million (4.0%)
Year ended March 31, 2003	¥1,692,947 million (-5.4%)	¥46,999 million (-23.2%)	¥45,312 million (-24.1%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Stockholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Net Sales
Year ended March 31, 2004	¥30,881 million (34.5%)	¥22,682.94	¥22,581.77	6.8%	4.0%	2.7%
Year ended March 31, 2003	¥22,963 million (-16.4%)	¥16,466.55	¥16,451.08	5.2%	4.0%	2.7%

(Note)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2004: -73 million yen
   Year ended March 31, 2003: -279 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Year ended March 31, 2004: 1,348,218 shares
   Year ended March 31, 2003: 1,385,815 shares

3. *Changes in accounting treatment: Applicable*
4. *The percentage figures which appear in Net Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Consolidated Financial Condition

	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Assets	Stockholders' Equity per Share
Year ended March 31, 2004	¥1,189,094 million	¥469,621 million	39.5%	¥348,230.90
Year ended March 31, 2003	¥1,187,300 million	¥442,093 million	37.2%	¥325,157.49

(Note) Total number of outstanding shares at the end of the fiscal year:
Year ended March 31, 2004: 1,347,680 shares
Year ended March 31, 2003: 1,359,116 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash used in Investing Activities	Net Cash provided by (used in) Financing Activities	Net Cash and Cash Equivalents at End of Year
Year ended March 31, 2004	¥35,829 million	¥9,881 million	-¥51,508 million	¥62,384 million
Year ended March 31, 2003	-¥3,916 million	-¥80,122 million	¥81,554 million	¥68,139 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 99

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 18

(5) Changes in the scope of consolidation and application of the equity method

Consolidated	(New):	19	(Exception):	6
Equity Method	(New):	3	(Exception):	2

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Net Sales	Ordinary Income	Net Income
Interim	¥889, 029 million	¥17,016 million	¥7,104 million
Annual	¥1,857, 984 million	¥48,085 million	¥22,585 million

(Reference)
Estimated net income per share (annual): 8,750.22 yen (After stock split)

* Since the forecast of business results has been prepared based on certain conditions which we deem to be reasonable at this point, actual business results may be substantially different from the forecast above due to various factors.

RECEIVED
2004 JUL 26 A 10: 12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Summary English Translation)

May 17, 2004

Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2004

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp/)
Representative: Tateo Mataki
President & CEO
Attn.: [Kohji] Kobayashi
Senior Manager of
[Public Relations] Department

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo

Telephone number: (03) 6216-8041

Board Meeting Date: May 17, 2004
General Meeting of Shareholders: June 29, 2004

Interim Dividends: Applicable
Unit Share System: Not applicable

1. Business Results (April 1, 2003 to March 31, 2004)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Net Sales	Operating Income	Ordinary Income
Year ended March 31, 2004	¥1,402,533 million (2.5%)	¥34,975 million (-13.7%)	¥40,249 million (-2.9%)
Year ended March 31, 2003	¥1,367,658 million (-4.6%)	¥40,513 million (-11.8%)	¥41,465 million (-10.2%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)	Ratio of Net Income to Stockholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Net Sales
Year ended March 31, 2004	¥29,924 million (29. 5%)	¥22,164.20	¥22,163.04	7.3%	3.8%	2.9%
Year ended March 31, 2003	¥23,116 million (0.2%)	¥16,655.19	-	5.9%	4.1%	3.0%

(Note)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2004: 1,348, 218 shares
   Year ended March 31, 2003: 1,385,815 shares
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Net Sales, Operating Income, Ordinary Income and Net Income are compared to prior year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Stockholders' Equity
		Interim	Annual			
Year ended March 31, 2004	¥1,000.00	¥500.00	¥500.00	¥1,347 million	4.5%	0.3%
Year ended March 31, 2003	¥1,000.00	¥500.00	¥500.00	¥1,373 million	5.9%	0.3%

(3) Financial Condition

	Total Assets	Stockholders' Equity	Ratio of Stockholders' Equity to Assets	Stockholders' Equity per Share
Year ended March 31, 2004	¥1,069,741 million	¥426, 396 million	39.9%	¥316,361.56
Year ended March 31, 2003	¥1,055,426 million	¥392,897 million	37.2%	¥289,056.98

(Note)

1. *Total number of outstanding shares at the end of the fiscal year:*
   Year ended March 31, 2004: 1,347,680 shares
   Year ended March 31, 2003: 1,359,116 shares
2. *Total number of treasury stocks at the end of the fiscal year:*
   Year ended March 31, 2004: 43,239 shares
   Year ended March 31, 2003: 31,803 shares

2. Forecast of Business Results (April 1, 2004 through March 31, 2005)

	Net Sales	Ordinary Income	Net Income	Dividend per Share		
				Interim	Annual	
Interim	¥715,450 million	¥19,415 million	¥11,003 million	¥500.00	-	-
Annual	¥1,484,336 million	¥40,890 million	¥22,991 million	-	¥500.00	¥1,000.00

(Reference)
Estimated net income per share (annual): 8,529.84 yen

* Since the forecast of business results has been prepared based on certain conditions which we deem to be reasonable at this point, actual business results may be substantially different from the forecast above due to various factors.